

Mail Stop 6010

April 28, 2008

Mr. Sydney C. Hooper
Chief Financial Officer
Sutron Corporation
21300 Ridgetop Circle
Sterling, VA 20166

> **Re:**   **Sutron Corporation**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **File No. 000-12227**

Dear Mr. Hooper:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2007

Item 7. Financial Statements, page 20

Consolidated Statements of Cash Flows, page 25

1.   We note that the effect of exchange rates on cash of $55,252, $11,496, and $5,820 for 2007, 2006, and 2005, respectively, are the same as the foreign currency translations on your consolidated statements of stockholders' equity. Please tell us whether you prepared the statement of cash flows using the exchange rates in effect at the time of the cash flows in accordance with paragraph 25 of SFAS 95. Revise as necessary in future filings.

Notes to Consolidated Financial Statements, page 26

Note 13. Stock Option Plans, page 33

2.   We note from your disclosures that you utilize the Black-Scholes option pricing model to determine the fair value of your stock options. Please revise future filings to explain how you determined the assumptions utilized in these models including volatility, risk free interest rate, expected life, etc. Refer to the guidance in paragraphs A240-242 of SFAS 123(R) and SAB Topic 14.

Note 14. Earnings Per Share, page 35

3.   Please revise future filings to disclose the number of shares that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the reporting periods presented. Refer to paragraph 40(c) of SFAS 128.

Note 16. Segments, page 35

4.   Please revise future filings to include all of the disclosures required by paragraphs 32 and 36-38 of SFAS 131 such as the total of your reportable segments' assets to the your consolidated assets.

Note 17. Export Sales, page 36

5.   Please revise future filings to disclose the basis for attributing revenues from external customers to individual countries consistent with paragraph 38(a) of SFAS 131.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant